FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
ITEM 2:	Date of Material Change
August 13, 2009.
ITEM 3:	News Releases
A news release was issued on August 13, 2009 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.
ITEM 4:	Summary of Material Change
The Company announced the results of the initial independent National Instrument (NI) 43-101 Mineral Resource estimate on the Bootheel Project, in southern Wyoming.
ITEM 5:	Full Description of Material Change

The Company announced the results of the initial independent National Instrument (NI) 43-101 Mineral Resource estimate on the Bootheel Project, in southern Wyoming.  The estimate includes an indicated resource of 1.09 million pounds of uranium oxide and an additional inferred resource of 3.25 million pounds of uranium oxide (see Table 1 for tonnage and grade details).  The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.  In addition, a number of isolated above-grade intercepts have not been included in the resource pending additional delineation drilling.

TABLE 1 Bootheel Mineral Resource Estimate as of August 13, 2009
Classification	Formation	Short tons	% eU3O8	Pounds eU3O8

Indicated	Sundance	1,443,000	0.038	1,089,000

Inferred	Sundance	3,637,000	0.031	2,268,000
Inferred	Wind River	762,000	0.064	981,000
Inferred	Total	4,399,000	0.037	3,249,000

Notes:
1.	Mineral Resources are classified according to CIM Definition Standards, which are incorporated by reference in National Instrument 43-101.
2.	Cut-off criteria for Sundance Mineral Resources are minimum grade of 0.015% U3O8, minimum thickness of 4 ft, and minimum grade x thickness (GT) product of 0.15% ft%.
3.	Cut-off criteria for Wind River Mineral Resources are minimum grade of 0.020% U3O8, minimum thickness of 4 ft, and minimum GT of 0.15% ft%.
4	.A long term price of US$70 per pound U3O8 is used for the Mineral Resource estimate.
5.	A tonnage factor of 16 cubic feet per short ton was used for the Sundance and 15 cubic feet per short ton was used for the Wind River, based on density measurements.
6.	High U3O8 grades have not been cut for the Mineral Resource estimate.

Uranium mineralization occurs within several different sandstone beds at the Bootheel Property.  The majority of the resources are hosted by the Sundance Formation, which has demonstrated in the 2008 laboratory testing to have the potential to be recovered using ISR techniques (please refer to News Release dated February 5, 2009).  The inferred resource includes approximately 70% of the total Sundance mineralization and all of the Wind River mineralization as there is less information regarding the Wind River’s amenability to ISR, the lenses are more discontinuous and there is no laboratory data on permeability or porosity.

ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods.  There are several ISR projects in Wyoming with resources less than two million pounds which are currently in the permitting process to be operated as satellite operation.  With this type of operation, the uranium is recovered on resin pellets, which are then transported to another, licensed operation where the uranium is recovered.  These operations have lower capital and potentially lower operating costs.  No feasibility studies have been completed on these projects and there is no certainty the proposed operations will be economically viable.

The Bootheel Property, together with the Buck Point Property, cover 8,524 acres of gross mineral lands within the Shirley Basin in southern Wyoming and make up The Bootheel Project, LLC.  Crosshair, through a wholly owned subsidiary, and Ur-Energy Inc. (NYSE Amex: URG and TSX: URE), are the members of The Bootheel Project, LLC.  Crosshair is currently earning a 75% interest in the Project and anticipates completing its earn-in during this fiscal quarter.

Resource Estimate Details

The resource estimate for the Bootheel Project is based on results from 93 Crosshair drill holes totalling 50,163 feet (ft) and approximately 1,450 historic drill holes for which detailed information is available.  William E. Roscoe, P. Eng. and Douglas H. Underhill, CPG of Scott Wilson Roscoe Postle Associates Inc. (SWRPA), Qualified Persons as defined by NI 43-101, are responsible for this Mineral Resource estimate and have reviewed and approved the technical data contained in this news release.  This NI 43-101 compliant estimate will be filed in a Technical Report on SEDAR within 45 days.  Mineral resources, which are not mineral reserves, have not demonstrated economic viability.  Crosshair is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

Crosshair compiled the drill hole database, prepared the geological interpretation and carried out the Mineral Resource estimate.  SWRPA reviewed and accepted the Crosshair interpretation and Mineral Resource estimate.

Crosshair estimated an approximate cut-off grade based on an estimated mining cost of $18 per pound of U3O8 and a US$70 per pound long term price of uranium.  Operating costs for satellite operations are based on recent data derived from public reports.  The resultant cut-off grade used for the Sundance resource is 0.015% eU3O8.  For the Wind River resource, the cut-off was increased to 0.020% eU3O8 to allow for the possibility of lower recoveries in the formation and increased drill density required for the development of the well fields.

The individual lenses of mineralization were drawn on cross sections and imported into Datamine where they were further interpreted on a section by section basis.  Sections were cut east-west, north-south and northeast-southwest to aid in the interpretation.  Since mineralization may occur at different horizons within the Sundance Formation, the various elevations were treated as separate units for ease of contouring.  For the Wind River Formation, the geological interpretation was strongly influenced by the lithological logs and only mineralization hosted by sandstones or the basal conglomerate with a minimum thickness of four feet was included in the composite database used for the resource estimate.

Composites within the selected formation were determined using the grade cut-off combined with a minimum GT of 0.15 ft%.  Generally no more than 3 ft of intermediate material below cut-off between adjacent samples was included in the composites but in several cases interpretation suggested that the interval should be extended.  Spacing of the drill holes varies but in general the Wind River and Sundance mineralization has been drilled on a spacing of 200 ft lines with drill holes 200 ft apart with the majority of the resources drilled off on 200 ft lines with drill holes 100 ft apart.  All mineralized areas were classified as inferred resources except for one area in the Sundance Formation (Zone 6) where drill hole spacing was in the order of 100 ft. by 100 ft. to 150 ft., and resources were classified as indicated.

The Sundance Formation resource was estimated using the contour method.  The drill hole composites were plotted on horizontal plans depicting vertical thickness (T) and GT values for each midpoint of the mineralized intersection of the drill hole.  The T and GT values were contoured on a horizontal plan and the areas between each contour were measured using MapInfo software.  To obtain the volume of the mineralized zone, areas between each contour were multiplied by the average T value for each contour interval and summed.  Tonnage was estimated by multiplying the total volume by the density of the appropriate formation.  Average grade was estimated by dividing the total tonnage grade (ΣG x Tons) by the tonnage.

The Wind River resource estimate was estimated using a polygonal method whereby composites in the same drill hole are summed for the total thickness of mineralization.  The composites were compiled using a cut-off of 0.02% eU3O8, a minimum 4 ft thickness and a GT of 0.15 ft%.  For each polygon, an area of influence was limited to half the distance between neighbouring drill holes or a maximum of 200 ft, whichever was less.

Crosshair’s exploration work on the Bootheel project is supervised by Stewart Wallis, P.Geo., President of Crosshair and a Qualified Person as defined by NI 43-101.  Mr. Wallis has reviewed the technical information contained in this news release.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
ITEM 7:	Omitted Information
None.
ITEM 8:	Executive Officer
Sheila Paine
Corporate Secretary
(604) 681-8030.
ITEM 9:	Date of Report
August 13, 2009.